SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                    AREL COMMUNICATIONS AND SOFTWARE LIMITED
                    ________________________________________
                                (Name of Issuer)

                      Ordinary Shares, NIS 0.001 Par Value
                      ____________________________________
                         (Title of Class of Securities)

                                    M14925107
                                 _______________
                                 (CUSIP Number)

                                February 11, 2000
                               ___________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 12 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  M14925107                                          Page 2 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                             5               Sole Voting Power
Number of                                             497,500
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    7               Sole Dispositive
    Person                                            497,500
    With
                             8               Shared Dispositive Power
                                                      0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  497,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.15%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  M14925107                                          Page 3 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            497,500
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      497,500


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  497,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.15%

12       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  M14925107                                          Page 4 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            497,500
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      497,500


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  497,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.15%

12       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages




Item 1(a)         Name of Issuer:

                  Arel Communications and Software Limited (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3 Hayarden Street, Yavne, 70600, Israel

Item 2(a)         Name of Person Filing:

                  The statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros Fund Management LLC ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros"); and

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Emerging Growth Partners C.V., a Netherlands Antilles limited partnership ("QEG"), and Quota Fund N.V., a Netherlands Antilles limited liability corporation ("Quota"). SFM LLC serves as principal investment manager to both QEG and Quota. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of QEG and Quota. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen; and

                  iii)     Mr. Druckenmiller is a United States citizen.

Item 2(d)         Title of Class of Securities:

                           Ordinary Shares, NIS 0.001 par value (the "Shares")

Item 2(e)         CUSIP Number:

                           M14925107

                                                              Page 6 of 12 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 22, 2000, each of the Reporting Persons may be deemed to be the beneficial owner of 497,500 Shares. This number includes (A) 447,800 Shares held for the account of QEG and (B) 49,700 Shares held for the account of Quota.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.57% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                     497,500

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        497,500

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   497,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      497,500

                                                              Page 7 of 12 Pages

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   497,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      497,500

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of QEG have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG in accordance with their partnership interests in QEG.

                  (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages





                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2000                   SOROS FUND MANAGEMENT LLC


                                           By:     /S/ MICHAEL C. NEUS
                                                   -----------------------------
                                                   Michael C. Neus
                                                   Assistant General Counsel


Date: February 22, 2000                    GEORGE SOROS


                                           By:     /S/ MICHAEL C. NEUS
                                                   -----------------------------
                                                   Michael C. Neus
                                                   Attorney-in-Fact


Date: February 22, 2000                    STANLEY F. DRUCKENMILLER


                                           By:     /S/ MICHAEL C. NEUS
                                                   -----------------------------
                                                   Michael C. Neus
                                                   Attorney-in-Fact

                                                              Page 9 of 12 Pages




                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing  Agreement  dated  February 22, 2000 by and
         among Soros Fund  Management  LLC, Mr.  George Soros and
         Mr. Stanley F. Druckenmiller............................             10

B.       Power of Attorney  dated as of January 27, 2000  granted
         by Mr. George Soros in favor of Mr.  Michael C. Neus and
         Mr. Richard D. Holahan, Jr..............................             11

C.       Power of Attorney dated as of January 27, 2000 granted by
         Mr.  Stanley F.  Druckenmiller  in favor of Mr. Michael C.
         Neus and Mr. Richard D. Holahan, Jr.......................           12